Exhibit (a)(1)(C)

To:	Micro Linear Corporation Optionees

From:	Tim Richardson, President and Chief Executive Officer

Date:	February 27, 2006

Re:	Stock Option Exchange Offer
I am pleased to announce a new Micro Linear stock option program. We have granted stock options in the past to retain, motivate and reward you and to align your interests with those of our shareholders.
The recent pressure on our stock price has put all of the employee options underwater. Therefore, we are excited to announce an option exchange program that will give you the opportunity to exchange any options you hold for a new option with an exercise price that will be based on the simple average of Micro Linear’s stock closing price over the 18 consecutive trading days ending immediately prior to the new grant date.
The details of this exchange program are included in program documents that will be distributed to you. These formal documents, which have been filed with the SEC, contain important information about the program, including a set of questions and answers as well as the election forms required to participate. Please read these materials carefully. In addition, you will be provided with a personal statement summarizing your current option holdings that are eligible for this exchange.
We will be holding an informational meeting to further explain this program and answer your questions. Jenette Jimenez will be sending out information on this meeting shortly.
I believe that providing you with the opportunity to participate in this exchange program will further Micro Linear’s goals and give you the ability to realize additional compensation that is tied to the Company’s long-term success.
Finally, please note that participation in the option exchange program is voluntary. We make no recommendation as to whether you should elect to exchange your existing options. You must make your own decision regarding participation in the option exchange program.